FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of   November 2008

Commission File Number   0-16174

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



TEVA PHARMACEUTICAL INDUSTRIES LTD.

Contact: Elana Holzman   Teva Pharmaceutical Industries Ltd.   972 (3) 926-7554
            Kevin Mannix   Teva North America   (215) 591-8912

For Immediate Release

TEVA PROVIDES UPDATE ON GENERIC PREVACID® LITIGATION

Jerusalem, Israel, November 7, 2008 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that the U.S. Court of Appeals for the Federal Circuit has affirmed a March 31, 2008 decision by the District Court, which had found TAP Pharmaceutical Products Inc.'s U.S. Patent No. 4,628,098 valid and enforceable.   As a result of today's decision, Teva expects to market its generic version of TAP's Prevacid® (Lansoprazole) Delayed Release Capsules, 15 mg and 30 mg no later than November 10, 2009, when the patent is otherwise set to expire.

About Teva

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the world's leading generic pharmaceutical company. The Company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients, as well as animal health pharmaceutical products. Over 80 percent of Teva's sales are in North America and Europe.



TEVA PHARMACEUTICAL INDUSTRIES LTD.

Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com
_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this
report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
                    (Registrant)

By: /s/ Eyal Desheh
                                       Name: Eyal Desheh
                                       Title: Chief Financial Officer

Date: November 7, 2008